UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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Owens Corning
(Exact name of registrant as specified in its charter)
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DE	1-33100	43-2109021
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Owens Corning Parkway
Toledo,	Ohio	43659
(Address of principal executive offices)		(Zip Code)

    Todd Fister
    Executive Vice President, Chief Financial and Operating Officer
    419-248-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Owens Corning (the “Company,” “we,” “us,” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period of January 1, 2025 to December 31, 2025 (the “Reporting Period”).
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available in the Investor Relations section of our website (https://investor.owenscorning.com/investors/stock-performance-and-earnings/default.aspx?section=secfilings). Other information on our website shall not be deemed incorporated into, or to be a part of, this filing.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 and Item 1.02 of Form SD is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure
Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits
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Exhibit No.    Description
1.01    Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2026
OWENS CORNING

By: /s/ Todd Fister
Name: Todd Fister
Title: Executive Vice President, Chief Financial and Operating Officer